Exhibit 99.1

Stellantis Publishes Agenda for 2024 AGM

AMSTERDAM, March 4, 2024 – Stellantis N.V. announced today it has published the agenda and explanatory notes for the 2024 Annual General Meeting of Shareholders (AGM), which will take place on April 16, 2024, in Amsterdam.

Stellantis’ AGM notice and explanatory notes, other AGM materials and instructions for voting, are available under the Investors section of the Stellantis corporate website at www.stellantis.com, where they can be viewed and downloaded. Shareholders may request a hard copy of these materials, which include Stellantis’ audited financial statements for the fiscal year ended December 31, 2023, free of charge, through the contact below.

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Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com.

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For more information, contact:
communications@stellantis.com
www.stellantis.com